SECURITIES AND EXCHANGE COMMISSION
                   Washington, D.C. 20549


                        SCHEDULE 13D
          Under the Securities Exchange Act of 1934

                      (Amendment No. 1)


                   AMERICAN WATER STAR, INC.
                      (Name of Issuer)

          Common Stock, $0.0001 par value per share
               (Title of Class of Securities)

                         030409 10 6
                       (CUSIP Number)

                    Christopher M. Vance
               205 E. Southern Ave., Suite 200
                       Mesa, AZ  85210
                       (480) 898-7450
 (Name, Address and Telephone Number of Person Authorized to
             Receive Notices and Communications)

                      July 11, 2002
   (Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on
Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rules 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

(1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that Section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                        SCHEDULE 13D

CUSIP No. 030409 10 6

1.   Names of Reporting Persons/IRS Identification Nos. of
     Above Persons (Entities Only)

     DeBaux Holdings, LLC

2.   Check the Appropriate Box if a Member    (a) [ ]
     of a Group
                                              (b) [X]
3.   SEC Use Only


4.   Source of Funds (See Instructions)

     OO

5.   Check if Disclosure of Legal Proceedings is Required
     Pursuant to Item 2 (d) or 2 (e) [ ]

6.   Citizenship or Place of Organization

     Arizona

                7.     Sole Voting Power

                       0

  NUMBER OF     8.     Shared Voting Power
    SHARES
 BENEFICIALLY          0
    OWNED
   BY EACH      9.     Sole Dispositive Power
  REPORTING
    PERSON             0
     WITH
                10.    Shared Dispositive Power

                       0

11.  Aggregate Amount Beneficially Owned by Each Reporting
     Person

     0

12.  Check if the Aggregate Amount in Row (11) Excludes
     Certain Shares [ ] (See Instructions)

13.  Percent of Class Represented by Amount in Row (11)

     0

14.  Type of Reporting Person (See Instructions)

     OO (1)


(1) DeBaux Holdings, LLC is a Limited Liability Company organized under the laws of Arizona.

                        SCHEDULE 13D

CUSIP No. 030409 10 6

1.   Names of Reporting Persons/IRS Identification Nos. of
     Above Persons (Entities Only)

     Christopher Michael Vance

2.   Check the Appropriate Box if a Member    (a) [ ]
     of a Group
                                              (b) [X]
3.   SEC Use Only


4.   Source of Funds (See Instructions)

     OO

5.   Check if Disclosure of Legal Proceedings is Required
     Pursuant to Item 2 (d) or 2 (e) [ ]

6.   Citizenship or Place of Organization

     United States citizen

                7.     Sole Voting Power

                       0

  NUMBER OF     8.     Shared Voting Power
    SHARES
 BENEFICIALLY          0
    OWNED
   BY EACH      9.     Sole Dispositive Power
  REPORTING
    PERSON             0
     WITH
                10.    Shared Dispositive Power

                       0

11.  Aggregate Amount Beneficially Owned by Each Reporting
     Person

     0

12.  Check if the Aggregate Amount in Row (11) Excludes
     Certain Shares [ ] (See Instructions)

13.  Percent of Class Represented by Amount in Row (11)

     0

14.  Type of Reporting Person (See Instructions)

     IN

                    INTRODUCTORY NOTE

This Amendment No. 1 amends the statement on Schedule 13D filed by DeBaux Holdings, LLC and Christopher Michael Vance on March 20, 2002 (the "Previous Filing") and relates to the Common Stock, $0.0001 par value ("Common Stock"), and the Series A Convertible Preferred Stock, $0.0001 par value ("Preferred Stock"), of American Water Star, Inc. (formerly American Career Centers, Inc.) (the "Issuer") a Nevada corporation.

ITEM 2.   IDENTITY AND BACKGROUND.

(a) This statement is being jointly filed by each of the following persons pursuant to Rule 13d-1(k) promulgated by the Securities and Exchange Commission
      (the "Commission") pursuant to Section 13 of the Securities Exchange Act of 1934, as amended (the
      "Exchange Act"):  DeBaux Holdings LLC ("DeBaux") and
      Christopher Michael Vance ("Mr. Vance"). Mr. Vance controls DeBaux as he owns 100% of the issued and outstanding capital stock of DeBaux and serves as its President. DeBaux and Mr. Vance are collectively referred to as the "Reporting Persons."

(b) The principal business address of each of the Reporting Persons is 205 E. Southern Ave., Suite 200,
      Mesa, Arizona 85210.

(c) DeBaux was formed for the sole purpose of effecting the transactions described under Item 4 of the Previous Filing and holding securities of the Issuer.
      DeBaux has not engaged in any activities other than those incident to formation and such transactions.
      The sole member of DeBaux is Mr. Vance.

      As a result of the transaction described under Item 4 of the Previous Filing, Mr. Vance was elected a director of the Issuer and appointed its Vice
      President and Treasurer.

      On May 17, 2002, the management of the Issuer was restructured and Mr. Vance resigned his positions as Vice President and Treasurer. Mr. Vance still serves as a member of the Board of Directors.

(d)   During the last five years, neither of the Reporting
      Persons and, to the knowledge of the Reporting
      Persons, none of the executive officers or directors of the Reporting Persons, if applicable, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)   During the last five years, neither of the Reporting
      Persons nor any director or executive officer of any Reporting Person was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which proceeding such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Mr. Vance is a citizen of the United States of America.

ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER.

On April 2, 2002, the Issuer effected a 12:1 reverse split of its common stock and, as a result, DeBaux's common shareholdings were reduced to 4,000,000 (the "Common
Shares") and its Series A preferred shareholdings were reduced to 4,000,000, each preferred share convertible into
2.5 shares of common stock (the "Series A Shares").  Each
Series A Share entitles the shareholder to 2.5 votes on all shareholder matters.

On May 8, 2002, Mr. Vance represented to the Board of
Directors that it would be in the best interests of the Issuer and its shareholders to retire the Series A Shares and, on behalf of DeBaux, returned the Series A Shares to the Issuer for cancellation.

On May 8, 2002, in the best interests of the Issuer and its shareholders, Mr. Vance, on behalf of DeBaux, entered into an agreement with the Issuer (the "Agreement") whereby DeBaux agreed to return the Common Shares to the Issuer for cancellation in exchange for options to purchase up to 1,500,000 shares of the Issuer's common stock. Pursuant to the Agreement, the Common Shares were deposited into an Escrow Account pending the effectiveness of the Issuer's registration statement. DeBaux simultaneously executed a Voting Agreement assigning DeBaux's right to vote the Common Shares to the Issuer's Board of Directors during the escrow period.

On July 11, 2002, the Issuer and DeBaux entered into an Addendum to the Agreement waiving the provision that the Common Shares be held in escrow pending the effectiveness of the Issuer's registration statement. DeBaux delivered its instructions to cause the Common Shares to be cancelled and the Issuer granted DeBaux the following options:

(a) An option to purchase 500,000 shares of the Issuer's restricted common stock at the purchase price of par value ($0.0001 per share), exercisable commencing January 1, 2003; and

(b) An option to purchase 500,000 shares of the Issuer's restricted common stock at the purchase price equal to fifty percent (50%) of the average bid price for the 30 trading days preceding the Exercise Date, exercisable commencing January 1,
     2004; and

(c) An option to purchase 500,000 shares of the Issuer's restricted common stock at the purchase price equal to fifty percent (50%) of the average bid price for the 30 trading days preceding the Exercise Date, exercisable commencing January 1,
     2005.


                        SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                         DEBAUX HOLDINGS, LLC


Date: July 15, 2002      By:/s/ Christopher M. Vance, President


Date: July 15, 2002      /s/ Christopher Michael Vance